DOLLY VARDEN SILVER CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held March 17, 2026

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Supreme Court of British Columbia (the "Court") dated February 11, 2026 (the "Interim Order"), a special meeting (the "Meeting") of holders ("Company Shareholders") of Common Shares ("Company Shares") of Dolly Varden Silver Corporation ("Dolly Varden" or the "Company") will be held at the offices of Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 on March 17, 2026 at 10:00 a.m. (Vancouver time) for the following purposes:

1. to consider and, if thought advisable, to pass a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "B" to the accompanying management information circular (the "Circular"), approving an arrangement (the "Arrangement") pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "BCBCA") involving, among other things, the acquisition by 1566004 B.C. Ltd. (the "Acquiror"), an indirect wholly-owned subsidiary of Contango ORE, Inc. ("Contango"), of all of the outstanding Company Shares, all as more particularly described in the Circular; and

2. to transact such further and other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

The board of directors of the Company unanimously recommends that Company Shareholders vote FOR the Arrangement Resolution. The completion of the Arrangement is conditional upon, among other things as described in the Circular, the approval of the Arrangement Resolution by Company Shareholders.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this notice of the Meeting ("Notice of Meeting"). Company Shareholders should read the Circular in its entirety. This Notice of Meeting is also accompanied by an applicable form of proxy and, if applicable, a letter of transmittal and election form for registered Company Shareholders (the "Letter of Transmittal and Election Form").

A copy of the arrangement agreement dated December 7, 2025, as amended and restated on February 11, 2026, among Dolly Varden, Contango and the Acquiror is available for inspection by Company Shareholders under Dolly Varden's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Pursuant to the Interim Order, the record date for determining Company Shareholders who are entitled to receive notice of and to vote at the Meeting is February 5, 2026 (the "Record Date"). Only registered Company Shareholders, or their duly appointed proxyholders, as of the close of business on the Record Date are entitled to receive this Notice of Meeting.

Only registered Company Shareholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote at the Meeting. Accordingly, registered Company Shareholders are encouraged to vote their Company Shares via proxy prior to the proxy cut-off time as further described below. Beneficial shareholders who wish to attend and vote in person must appoint themselves (or another person) as proxyholder by following the instructions on their voting instruction form ("VIF") and, if required by their intermediary, obtain a legal proxy.

Each Company Share entitled to be voted at the Meeting entitles the holder thereof to one vote. In order to become effective, the Arrangement Resolution must be approved by at least two-thirds (66 2/3%) of the votes cast by Company Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Registered Company Shareholders are requested to date and sign the enclosed proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the proxy form. Registered Company Shareholders may also vote online instead of by mail. Pursuant to the Interim Order, proxies to be used at the Meeting must be received by Computershare Investor Services Inc. by no later than 10:00 a.m. (Vancouver time) on March 13, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a registered Company Shareholder on the voting website. Alternatively, a proxy can be submitted to Computershare Investor Services Inc. either by mail or courier, to 320 Bay Street, 14th Floor Toronto, ON M5H 4A6. If a registered Company Shareholder receives more than one proxy form because such registered Company Shareholder owns securities of the Company registered in different names or addresses, each proxy form needs to be completed and returned or voted online.

If your Company Shares are not registered in your name but are held through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, please complete and return the request for voting instructions in accordance with the instructions provided to you by your broker or such other intermediary, likely through a VIF. Failure to do so may result in such Company Shares not being voted at the Meeting. Beneficial (non-registered) Company Shareholders should note that intermediaries often set earlier deadlines for returning voting instructions than the proxy cut-off described above.

If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and vote at the Meeting as your proxy and vote your securities, including if you are not a registered Company Shareholder and wish to appoint yourself as proxyholder to attend and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, in accordance with the instructions set out in the Circular. If submitting a proxy or VIF, appointing a person other than the management nominees identified, you must return your proxy or VIF in accordance with the instructions set out in the Circular by 10:00 a.m. (Vancouver time) on March 13, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). It is the intention of the management nominees identified in the form of proxy or VIF, if not expressly directed otherwise in such form of proxy or VIF, to vote FOR the Arrangement Resolution.

If you are a registered Company Shareholder who is not a Dissenting Holder (as defined in the Circular), please also complete the Letter of Transmittal and Election Form in accordance with the instructions included therein, sign, date and return it to the depositary, Computershare Investor Services Inc. (the "Depositary"), in the envelope provided, together with the certificates representing your Company Shares and any other required documents. If you are sending certificates, it is recommended that you send them by registered mail. The Letter of Transmittal and Election Form contains complete instructions on how to exchange your Company Shares for the consideration you are entitled to under the Arrangement. You will not receive any consideration until after the Arrangement is completed and you have returned your properly completed documents, including each applicable Letter of Transmittal and Election Form, and the certificate(s) representing your Company Shares to the Depositary.

Beneficial (non-registered) Company Shareholders do not need to complete a Letter of Transmittal and will receive the consideration to which they are entitled under the Arrangement through their intermediary.

Pursuant to the Interim Order, registered Company Shareholders as of the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Company Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the plan of arrangement ("Plan of Arrangement"), as same may be modified by the Interim Order and any other order of the Court. A registered Company Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to Dolly Varden a written objection to the Arrangement Resolution, which written objection must be received by Dolly Varden c/o Stikeman Elliott LLP, 666 Burrard Street, Suite 2700, Vancouver, British Columbia, V6C 2X8, Attention: Victor Gerchikov, not later than 10:00 a.m. (Vancouver time) on March 13, 2026 being two Business Days (as defined in the Circular) immediately prior to the date of the Meeting (or two Business Days immediately prior to any adjournment or postponement thereof), and must otherwise strictly comply with the dissent procedures prescribed by the BCBCA, as modified by the Plan of Arrangement, Interim Order, and any other order of the Court. A registered Company Shareholder's right to dissent is more particularly described in the Circular under the heading "Rights of Dissenting Company Shareholders". Copies of the Plan of Arrangement, the Interim Order and the text of Sections 237 to 247 of the BCBCA are set forth in Appendix "A", Appendix "C" and Appendix "K" respectively, to the Circular.

Failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, or any other order of the Court, may result in the loss of any right of dissent. It is strongly suggested that any Company Shareholder wishing to dissent seek independent legal advice.

Persons who are beneficial Company Shareholders who wish to dissent should be aware that only registered Company Shareholders as of the Record Date are entitled to dissent. Accordingly, a beneficial Company Shareholder desiring to exercise this right must make arrangements for the Company Shares beneficially owned by such beneficial Company Shareholder to be registered in the beneficial Company Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Dolly Varden or, alternatively, make arrangements for the registered holder of such Company Shares to dissent on the beneficial Company Shareholder's behalf.

If you have any questions, please contact Dolly Varden's proxy solicitation agent, Laurel Hill, by phone at 1-877-452-7184 (North America Toll Free) or 416-304-0211 (collect calls outside of North America), by text message by texting the word, INFO, to 416-304-0211 or 1-877-452-7184, or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia this 11th day of February, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Shawn Khunkhun"
Shawn Khunkhun CEO, President & Director